UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 001-37666
____________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PINNACLE ENTERTAINMENT, INC.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2017, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of BDO USA, LLP, consenting to the incorporation by reference in the Registration Statement No. 333-210972 on Form S-8 of Pinnacle Entertainment, Inc. of its report dated June 28, 2018 contained herein with respect to the annual financial statements of the Plan as of December 31, 2017 and December 31, 2016 and for the year ended December 31, 2017 is filed as Exhibit 23 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Las Vegas, Nevada

June 28, 2018

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets:
Cash	$—	$292
Participant-directed investments, at fair value	231,113,336	189,351,575
Participant-directed investments, at contract value	2,177,172	2,029,197
Receivables:
Notes receivable from participants	13,954,413	13,084,338
Employer contributions	59,178	131,236
Participant contributions	347,553	751,397
	14,361,144	13,966,971
Total Assets	247,651,652	205,348,035
Liabilities:
Payables:
Excess contributions payable	286,282	628,536
Other	646	—
Total Liabilities	286,928	628,536
Net assets available for benefits	$247,364,724	$204,719,499

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended
December 31, 2017
Additions:
Investment income:
Interest, dividends and other income	$1,711,529
Net appreciation in fair value of investments	41,534,284
Total investment income	43,245,813

Interest on notes receivable from participants	590,579

Contributions:
Participant contributions	16,912,943
Employer discretionary matching contributions	3,936,197
Participant rollover contributions	1,498,192
Total contributions	22,347,332

Other miscellaneous income	78,328

Total additions	66,262,052

Deductions:
Benefits paid to participants	21,749,670
Administration and trust fees	725,357
Deemed distribution of notes receivable from participants	1,141,800
Total deductions	23,616,827

Net increase in assets available for benefits	42,645,225

Net assets available for benefits:
Beginning of year	204,719,499
End of year	$247,364,724

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions. Pinnacle Entertainment, Inc. is an owner and operator of gaming, hospitality and entertainment businesses. References in these footnotes to the “Employer,” “Pinnacle,” or the “Company,” refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates.

Proposed Company Sale: On December 17, 2017, Pinnacle entered into an Agreement and Plan of Merger (the “Penn National Merger Agreement”) with Penn National Gaming, Inc., a Pennsylvania corporation (“Penn National”), and Franchise Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Penn National (“Franchise Merger Sub”), providing for the merger of Franchise Merger Sub with and into Pinnacle (the “Proposed Company Sale”), with Pinnacle surviving the Proposed Company Sale as a wholly-owned subsidiary of Penn National.

At the effective time of the Proposed Company Sale, each share of Pinnacle common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time (other than shares held by Penn National and other than dissenting shares) will be canceled and converted automatically into the right to receive (i) $20.00 in cash (plus, if the Proposed Company Sale is not consummated on or prior to October 31, 2018, $0.01 for each day during the period commencing on November 1, 2018 through the effective time of the Proposed Company Sale) and (ii) 0.42 shares of common stock, par value $0.01 per share, of Penn National.

On March 29, 2018, the shareholders of Penn National and stockholders of Pinnacle approved the Proposed Company Sale, including the approval by Penn National shareholders of the issuance of Penn National’s common stock in connection with the Proposed Company Sale.

Completion of the Proposed Company Sale is subject to certain conditions, many of which are beyond the control of Penn National and Pinnacle, including, among others: (1) the absence of any injunction, restraining order or other orders or laws prohibiting the consummation of the Proposed Company Sale; (2) the expiration or termination of any waiting period applicable to the Proposed Company Sale under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended; and (3) the receipt of the remaining required regulatory approvals in a timely manner (including receipt of necessary approvals from gaming regulatory authorities). Subject to the satisfaction or waiver of the closing conditions, the Proposed Company Sale is expected to close in the second half of 2018.

General: The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description of the Plan included in this Form 11-K is as of December 31, 2017 and is the prototype plan sponsored by Wells Fargo, N.A. (“Wells Fargo”). The Plan was adopted by the Company effective January 1, 2014; the Plan was amended and restated on January 1, 2016, and was subsequently amended on April 28, 2016.

As described in Note 6, “Tax Status,” Pinnacle intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.

The Plan covers individuals who are employed in non-union employment classifications by the Employer that have elected to participate in the Plan and who have met the Plan’s service eligibility requirements. In addition, notwithstanding the general exclusion of union employees, union employees are eligible to participate in the Plan in accordance with the terms of any applicable collective bargaining agreements.

Eligibility: In general, an employee who is employed by the Employer in a Plan-eligible classification and who either has completed three months of service or satisfies the requirements under the terms of an applicable collective bargaining agreement is eligible to participate in the Plan. In addition, certain employees (on-call, seasonal, and temporary employees) are eligible to participate on the first day of the month following the 12-month computation period in which they have worked 1,000 hours.

Contributions: Each year, participants may contribute up to 100% of pre-tax annual eligible wages subject to a statutory dollar limit, as defined in the Code, which was $18,000 for the year ended December 31, 2017. Upon reaching participation eligibility for the first time and making an election to participate, participants will be enrolled in the Plan. Participants also may contribute amounts representing rollover distributions from other qualified retirement plans or individual retirement plans.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by the Code. The maximum catch-up contribution was $6,000 for the year ended December 31, 2017.

Employer matching contributions are discretionary. Currently, the Employer matches each participant’s contribution in an amount equal to 50% of the participant’s pre-tax contributions up to 3% of the participant’s eligible wages. Catch up contributions are not eligible for matching contributions.

Participants direct the investment of their contributions and their share of the Employer’s discretionary matching contributions into various investment options offered by the Plan, including Pinnacle common stock. Each participant receives voting rights for shares of Pinnacle common stock represented by the units held in his or her Plan account in the stock fund (the “Pinnacle Common Stock Fund”).

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s discretionary matching contributions and Plan earnings, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses, and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is based solely on the participant’s vested account balance.

Vesting: Participants have an immediate nonforfeitable right to their elective deferral and rollover contributions plus actual earnings therefrom. In general, vesting in the Employer’s discretionary matching contribution portion of the participant’s account is based on years of service, as defined in the following table (except for certain former Ameristar Casinos, Inc. (“Ameristar”) employees):

Years of Service	Vested Percentage
0	—%
1	20%
2	40%
3	60%
4	80%
5	100%

As more fully described in the Plan document, with respect to certain former Ameristar employees, the following special vesting provisions apply: (i) employees with three or more years of vesting service with Ameristar as of December 31, 2013, are subject to the following four-year graded vesting schedule for balances as of December 31, 2013 and contributions made after December 31, 2013: 1 year - 25%; 2 years - 50%; 3 years - 75%; 4 years - 100%; (ii) employees with two years of vesting service with Ameristar as of December 31, 2013, are subject to the four-year graded schedule described in (i) above for balances as of December 31, 2013 and the following five-year graded schedule for contributions made after December 31, 2013: 1 year - 25%; 2 years - 50%; 3 years - 60%; 4 years - 80%; 5 years - 100%; and (iii) employees with one year of vesting service with Ameristar as of December 31, 2013, are subject to the four-year graded schedule described in (i) above for balances as of December 31, 2013 and the following five-year graded schedule for contributions made after December 31, 2013: 1 year - 25%; 2 years - 40%; 3 years - 60%; 4 years - 80%; 5 years - 100%.

Notwithstanding the vesting table above, a participant becomes fully vested in his or her Employer discretionary matching contributions plus actual earnings therefrom upon his or her death, disability, or attaining age 60.

Forfeitures: Forfeitures may be used to reduce Employer discretionary matching contributions or cover administrative expenses. As of December 31, 2017, forfeitures of $65,161 were available to reduce future Employer discretionary matching contributions.

Notes Receivable from Participants: Participants may borrow from their accounts up to a maximum of the lesser of (i) 50% of their vested account balance or (ii) $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be repaid within 30 years.

Participant loans are secured by the participant’s vested account balance and bear interest at prevailing rates on the date of the loan. Interest rates range from 4.25% to 9.25% on loans outstanding as of December 31, 2017.

Payment of Benefits: Upon termination of service, a participant may elect to receive distributions of the value of the participant’s vested interest in his or her Plan account in the form of lump sum payment, partial lump sum payments or installments. A terminated participant with a vested Plan account of more than $5,000 may leave his or her vested Plan account in the Plan after termination, but is required to begin receiving distributions of the vested Plan account no later than April 1st of the year following the year in which the individual attains age 70½.

The Plan also provides for in-service hardship withdrawals from a participant’s account for immediate financial needs, as defined in the Plan document, subject to certain limitations. Upon attaining age 59½, a participant may elect to receive an in-service withdrawal of all or a portion of his or her elective deferrals and vested Employer discretionary matching contributions (other than investments in the Pinnacle Common Stock Fund). Any participant who is a 5% or greater owner of the Employer and who has attained age 70½ is required to begin taking a partial withdrawal of his or her vested account in accordance with Plan provisions and the Code. Participants with rollover balances may take a distribution from their rollover account at any time in accordance with the Plan provisions.

Administrative Expenses: Plan participants pay substantially all administrative expenses of the Plan, except for any fees associated with Plan amendments, insufficient funds, and participant address searches. In addition, certain administrative expenses incidental to the administration of the Plan, including fees of the independent registered public accountants, may be paid by the Plan or by the Employer.

Trust and Record-keeping Services: During the year ended December 31, 2017, Wells Fargo provided record-keeping, administrative, custodial services, and was the trustee of the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for benefits paid to participants, which are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value with the exception of fully benefit-responsive investment contracts (see Note 3, “Fair Value Measurements”). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition: Investments are reported at fair value. See Note 3, “Fair Value Measurements,” for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Pinnacle Common Stock Fund: The Pinnacle Common Stock Fund is a unitized fund designed to invest primarily in shares of common stock of the Company and is intended to constitute an employee stock ownership plan within the meaning of Code section 4975(e)(7). This fund also maintains a money market fund to provide daily liquidity.

GLPI Common Stock Fund: The GLPI Common Stock Fund was a unitized fund that was established in conjunction with the completion of transactions under the terms of a definitive agreement, dated as of July 20, 2015 (the “Merger Agreement”), with Gaming and Leisure Properties, Inc. (“GLPI”), a real estate investment trust. As a result of the transactions under the terms of the Merger Agreement, which were completed on April 28, 2016, participants that held units in the Pinnacle Common Stock Fund received shares of common stock in GLPI. Under the oversight of Evercore Trust Company, N.A., the Plan liquidated its holdings in the GLPI Common Stock Fund during the third quarter 2017. The GLPI Common Stock Fund invested primarily in shares of common stock of GLPI. This fund also maintained a money market fund to provide daily liquidity.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Excess Contributions Payable: Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Estimates: The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrators to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.

Risks and Uncertainty: The Plan has exposure to risk to the extent that its investments are subject to market, inflation, and interest rate fluctuations that may materially affect the value of participants’ account balances and the amounts reported in the financial statements.

Recently Issued Accounting Pronouncements: In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which addressed certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company adopted ASU 2016-01 during the year ended December 31, 2017 and it did not have a material impact on the Plan’s financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: “Level 1” inputs, such as quoted prices in an active market for identical assets or liabilities; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 or 2016.

•	Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year-end as determined by quoted market prices.

•	Stable value pooled fund: Valued at the NAV of shares held by the Plan at the reporting date.

•	Pinnacle and GLPI common stock: Valued at the closing price reported on the active market.

•	Common collective trusts: Valued at the NAV of shares held which is based on the value of the underlying assets of the trust.

•	Money market funds: Valued at the NAV of shares held which is based on the value of the underlying assets of the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan Administrators believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value measurement as of the reporting date.
Plan investments that are measured at fair value on a recurring basis were as follows:

	As of December 31, 2017
	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Mutual funds - equity	$104,187,588	$104,187,588	$—	$—
Mutual funds - corporate bonds	9,805,385	9,805,385	—	—
Total mutual funds	113,992,973	113,992,973	—	—
Pinnacle common stock	12,995,185	12,995,185	—	—
Investments measured within the fair value hierarchy	126,988,158	$126,988,158	$—	$—
Stable value pooled fund (a)	17,187,913
Common collective trusts (a)	86,229,322
Money market funds (a)	707,943
Total investments at fair value	$231,113,336

	As of December 31, 2016
	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Mutual funds - equity	$84,634,068	$84,634,068	$—	$—
Mutual funds - corporate bonds	9,431,249	9,431,249	—	—
Total mutual funds	94,065,317	94,065,317	—	—
Pinnacle common stock	5,427,379	5,427,379	—	—
GLPI common stock	6,547,965	6,547,965	—	—
Investments measured within the fair value hierarchy	106,040,661	$106,040,661	$—	$—
Stable value pooled fund (a)	17,187,326
Common collective trusts (a)	65,434,880
Money market funds (a)	688,708
Total investments at fair value	$189,351,575

(a)
In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured using the NAV per share (or its equivalent) practical expedient have not been categorized within the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value pooled fund	$17,187,913	N/A	Daily	N/A
Common collective trusts	$86,229,322	N/A	Daily	N/A
Money market funds	$707,943	N/A	Daily	N/A

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value pooled fund	$17,187,326	N/A	Daily	N/A
Common collective trusts	$65,434,880	N/A	Daily	N/A
Money market funds	$688,708	N/A	Daily	N/A

NOTE 4. INVESTMENT CONTRACT

Investment in Stable Value Fund

The Plan includes a stable value separate account that invests in a stable value pooled fund. In addition, as of December 31, 2017, the stable value separate account invested in a fully benefit-responsive synthetic guaranteed investment contract (“Synthetic GIC”) that wrapped units of the same stable value pooled fund. Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The stable value separate account terminated the direct investment in the Synthetic GIC on April 20, 2018.

Stable value pooled fund: As of December 31, 2017, the Fund invested in Wells Fargo Stable Value Fund W, which is a stable value fund that is comprised primarily of fully benefit-responsive investment contracts and is valued at NAV. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

On June 8, 2018, the Plan’s stable value separate account converted the remaining assets to hold units of the Wells Fargo Stable Return Fund N, which is part of the same stable value pooled fund as the Wells Fargo Stable Value Fund W.

Synthetic GIC: As of December 31, 2017, the Plan held an investment contract issued by Voya Retirement Insurance and Annuity Company (“Voya”) that wrapped units of the Wells Fargo Stable Value Fund W. This contract met the direct fully benefit-responsive investment contract criteria and, therefore, was reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The interest crediting rate for the Synthetic GIC was generally calculated monthly using the contract value, market value, yield and duration as defined in the contract, but could not be less than zero. As noted above, the stable value separate account terminated the direct investment in the Synthetic GIC on April 20, 2018.

The Synthetic GIC was an evergreen contract that contained termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equaled zero. The issuer was obligated to pay the excess contract value when the fair value of the underlying portfolio equaled zero.
In addition, if the Plan had defaulted on its obligations under the contract (including the issuer’s determination that the agreement constituted a nonexempt prohibited transaction as defined under ERISA), and such default was not corrected within the time permitted by the contract, then the contract may have been terminated by the issuer and the Plan would have received the fair value as of the date of termination. Each contract recognized certain “events of default” which could have invalidated the contracts’ coverage. Among these were investments outside of the range of instruments which were permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified. Prior to the termination of the Synthetic GIC on April 20, 2018, no such market value events occurred, which would have limited the Plan’s ability to transact at contract value with participants.

The contracts also generally provided for withdrawals associated with certain events which were not in the ordinary course of Plan operations. These withdrawals were to be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer had specified the events which would have triggered a market value adjustment; however, such events may have included the following:

(1)	material amendments to the Plan’s structure or administration;

(2)	complete or partial termination of the Plan, including a merger with another plan;

(3)	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

(4)
the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

(5)	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;

(6)	changes to competing investment options; or

(7)	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

Prior to the termination of the Synthetic GIC on April 20, 2018, there were no events which would have limited the Plan’s ability to transact at contract value with participants.

NOTE 5. PLAN TERMINATION

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, participants would become 100% vested in all Employer discretionary matching contributions allocated to their Plan accounts.

NOTE 6. TAX STATUS

The Plan is a prototype plan sponsored by Wells Fargo, which is the subject of a favorable opinion letter from the IRS dated March 31, 2014, and the Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Code. The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the IRS’s Employee Plans Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.

U.S. GAAP require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s federal tax returns for tax years 2014 and later remain subject to examination by taxing authorities.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of Pinnacle common stock and a stable value fund managed by Wells Fargo. As of December 31, 2017, and 2016, Pinnacle was the Plan sponsor, and Wells Fargo was the custodian and record-keeper as defined in the Plan document and, therefore, these transactions qualify as allowable party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017, and 2016:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$247,364,724	$204,719,499

Receivables	(406,731)	(882,633)
Excess contributions payable	286,282	628,536
Net assets available for benefits per the Form 5500	$247,244,275	$204,465,402

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

For the year ended
December 31, 2017
Increase in net assets available for benefits per the financial statements	$42,645,225
Net change in receivables	475,902
Net change in excess contributions payable	(342,254)
Increase in net assets available for benefits per the Form 5500	$42,778,873

NOTE 9. SUBSEQUENT EVENTS

The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. Subsequent events have been evaluated through June 28, 2018, the date the financial statements were issued.

Supplemental Schedule

SUPPLEMENTAL SCHEDULE:

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 47-4668380 PLAN # 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	$24,194,595
*	Wells Fargo Stable Value Fund W**	Stable Value Pooled Fund	19,393,352
	T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	18,971,815
	Hartford International Opportunities Fund	Mutual Fund	17,498,982
	T. Rowe Price Retirement 2035 Trust	Common Collective Trust	14,828,101
	T. Rowe Price Retirement 2030 Trust	Common Collective Trust	13,421,204
	T. Rowe Price New Horizons Fund	Mutual Fund	13,203,195
*	Pinnacle Common Stock	Common Stock	12,995,185
	Hartford Equity Income Fund	Mutual Fund	12,377,388
	T. Rowe Price Retirement 2025 Trust	Common Collective Trust	12,310,126
	T. Rowe Price Retirement 2040 Trust	Common Collective Trust	11,963,856
	T. Rowe Price Retirement 2045 Trust	Common Collective Trust	9,905,690
	T. Rowe Price Retirement 2020 Trust	Common Collective Trust	8,488,221
	DFA U.S. Targeted Value Portfolio	Mutual Fund	8,079,425
	Vanguard Extended Market Index Fund	Mutual Fund	7,176,852
	T. Rowe Price Retirement 2050 Trust	Common Collective Trust	6,914,562
	Metropolitan West Total Return Bond Fund	Mutual Fund	6,056,312
	T. Rowe Price Retirement 2055 Trust	Common Collective Trust	3,193,635
	T. Rowe Price Retirement 2015 Trust	Common Collective Trust	3,185,927
	BlackRock Inflation Protected Bond Portfolio	Mutual Fund	2,962,105
	Vanguard Total International Stock Index Admiral Fund	Mutual Fund	2,685,336
	T. Rowe Price Retirement 2010 Trust	Common Collective Trust	858,774
	Vanguard Total Bond Market Index Fund	Mutual Fund	786,968
*	Wells Fargo/Blackrock Short-Term Investment Fund	Money Market Fund	707,943
	T. Rowe Price Retirement 2060 Trust	Common Collective Trust	642,464
	T. Rowe Price Retirement 2005 Trust	Common Collective Trust	516,762
	Voya Retirement Insurance and Annuity Company**	Wrapper Contract	(28,267)
			233,290,508
*	Participant Loans	Interest at 4.25% to 9.25%, due through November 2047	13,954,413
			$247,244,921

*	Identifies a party-in-interest to the Plan.

**
As of December 31, 2017, the investment contract issued by Voya Retirement Insurance and Annuity Company (“Voya”) was a direct fully benefit-responsive investment contract that wrapped units of the Wells Fargo Stable Value Fund W in the amount of $2,177,172. On April 20, 2018, the Plan’s stable value separate account terminated its direct investment in the Voya investment contract and on June 8, 2018, converted the remaining assets to hold units of the Wells Fargo Stable Return Fund N, which is part of the same stable value pooled fund as the Wells Fargo Stable Value Fund W.

Column (d) has been omitted as historical cost is not required as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated:	June 28, 2018	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
Plan Administrator
Pinnacle Entertainment, Inc. President and Chief Financial Officer

Dated:	June 28, 2018	By:	/s/ Christina J. Donelson
Christina J. Donelson
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm